Mail Stop 4561
      February 20, 2008

Nicholas D. Gerber
United States Gasoline Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

	Re:	United States Gasoline Fund, L.P.
		Amendment No. 3 to
      Registration Statement on Form S-1
      Filed February 12, 2008
		Registration No. 333-142206

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Opinion

1. We note the reference to the Delaware Revised Uniform Limited Partnership Act. Please have counsel revise the opinion to reflect, or confirm to us that it concurs with our understanding, that the reference and limitation to Delaware Revised Uniform Limited Partnership Act includes the statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. If counsel chooses to confirm to us, please file counsel`s confirmation as correspondence on the EDGAR system.

2. We note counsel`s assumption regarding due authorization of the terms of the issuance. Please advise us why these terms will not be authorized prior to effectiveness of the registration statement.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bill Demarest, Staff Accountant at 202-551-
3432
or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3852 with any other questions.

      Sincerely,


Michael McTiernan
Special Counsel

cc:	James M. Cain, Esq. (via facsimile)
	Sutherland, Asbill & Brennan LLP
Nicholas D. Gerber
United States Gasoline Fund, L.P.
February 20, 2008
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